SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 6)

THOR INDUSTRIES, INC.

(Name of Issuer)

Common Stock, $0.10 Par Value	885160101
(Title of class of securities)	(CUSIP number)

Charles Nathan Latham & Watkins LLP 885 Third Avenue New York, NY 10022 (212) 906-1200

(Name, address and telephone number of person authorized to receive notices and communications)

June 28, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 11 Pages

CUSIP No. 885160101	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON: Estate of Wade F. B. Thompson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: n/a
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: OO

CUSIP No. 885160101	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON: Angela E. Thompson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: n/a
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 6,540,470
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 6,540,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,540,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.36%
14	TYPE OF REPORTING PERSON: IN

CUSIP No. 885160101	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON: Alan Siegel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: n/a
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,000
	8	SHARED VOTING POWER: 6,540,470
	9	SOLE DISPOSITIVE POWER: 2,000
	10	SHARED DISPOSITIVE POWER: 6,540,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,542,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.37%
14	TYPE OF REPORTING PERSON: IN

CUSIP No. 885160101	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON: The Thompson Family Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: n/a
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 6,540,470
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 6,540,470
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,540,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.36%
14	TYPE OF REPORTING PERSON: OO

CUSIP No. 885160101	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON: Trust Fund under Article Third of the Wade F. B. Thompson Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: n/a
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: OO

CUSIP No. 885160101	Page 7 of 11 Pages

Item 2. Identity and Background

(a) This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) Estate of Wade F. B. Thompson (the “Estate”);

(ii) Mrs. Angela E. Thompson, a United States citizen;

(iii) Mr. Alan Siegel, a United States citizen;

(iv) The Thompson Family Foundation, Inc. (the “Foundation”); and

(v) Trust Fund under Article Third of the Wade F. B. Thompson Revocable Trust.

This Statement relates to Shares held by the Foundation. Mrs. Thompson and Mr. Siegel are officers and directors of the Foundation. Mr. Siegel is a director of Thor Industries, Inc. The principal business address of the Reporting Persons is 230 Park Avenue, Suite 1541, New York, NY 10169.

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Foundation acquired beneficial ownership of the Shares for no consideration as a result of the transfer of 6,473,470 shares of common stock, par value $0.10 per share (the “Shares”) of Thor Industries, Inc., from the Estate to the Foundation, the residuary beneficiary of the Estate.

Item 4. Purpose of Transaction

On June 28, 2012, the Foundation, the residuary beneficiary of the Estate, entered into a stock sales plan with Credit Suisse Securities (USA) LLC (“Credit Suisse”) pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, under which Credit

CUSIP No. 885160101	Page 8 of 11 Pages

Suisse is authorized to sell the Shares of Thor Industries, Inc. owned by the Foundation on its behalf. The description of this sales plan set forth in Item 6 below is incorporated herein by reference in its entirety.

Item 5. Interest in Securities of the Issuer

(a) As of May 31, 2012, the number of Shares outstanding was approximately 52,898,010. As of the date hereof, the Foundation may be deemed the beneficial owner of 6,540,470 Shares (approximately 12.36% of the total number of Shares outstanding). As of the date hereof, Mrs. Thompson may be deemed the beneficial owner of 6,540,470 Shares (approximately 12.36% of the total number of Shares outstanding). As of the date hereof, Mr. Siegel may be deemed the beneficial owner of 6,542,470 Shares (approximately 12.37% of the total number of Shares outstanding), consisting of (i) 6,540,470 Shares held by the Foundation and (ii) 2,000 Shares issuable upon exercise of stock options held by Mr. Siegel. As of the date hereof, the Estate may be deemed the beneficial owner of 0 Shares. As of the date hereof, the Trust may be deemed the beneficial owner of 0 Shares.

(b) As of the date hereof, (i) the Estate may be deemed to have the sole or shared power to direct the voting and disposition of 0 Shares, (ii) the Foundation may be deemed to have the sole power to direct the voting and disposition of 6,540,470 Shares, (iii) Mrs. Thompson and Mr. Siegel may be deemed to have the shared power to direct the voting and disposition of 6,540,470 Shares, (iv) Mr. Siegel may be deemed to have the sole power to direct the voting and disposition of 2,000 Shares and (v) the Trust may be deemed to have the sole or shared power to direct the voting and disposition of 0 Shares.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On June 28, 2012, the Foundation entered into a stock sales plan with Credit Suisse pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Rule 10b5-1 stock plan”). Under the Rule 10b5-1 stock plan, Credit Suisse is authorized to effect the sale of up to 1,000,000 Shares by December 31, 2013. Credit Suisse’s authority to sell the Shares will commence on July 9, 2012. All sales under the Rule 10b5-1 stock plan are to be made in the discretion of Credit Suisse and in accordance with the terms, conditions and restrictions of the Rule 10b5-1 stock plan. The Foundation shall not have any control, influence, or authority over sales made pursuant to this plan.

CUSIP No. 885160101	Page 9 of 11 Pages

Item 7. Materials to be Filed as Exhibits

(a) The information set forth in the Exhibit Index is incorporated herein by reference.

CUSIP No. 885160101	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 2, 2012	ESTATE OF WADE F. B. THOMPSON

/s/ Angela E. Thompson
Name: Angela E. Thompson
Title: Co-Executor

/s/ Alan Siegel
Name: Alan Siegel
Title: Co-Executor

Date: July 2, 2012	TRUST FUND UNDER ARTICLE THIRD OF THE WADE F. B. THOMPSON REVOCABLE TRUST

/s/ Alan Siegel
Name: Alan Siegel
Title: Trustee

Date: July 2, 2012	THE THOMPSON FAMILY FOUNDATION, INC.

/s/ Alan Siegel
Name: Alan Siegel
Title: Officer and Director

Date: July 2, 2012	ANGELA E. THOMPSON

/s/ Angela E. Thompson

Date: July 2, 2012	ALAN SIEGEL

/s/ Alan Siegel

CUSIP No. 885160101	Page 11 of 11 Pages

EXHIBIT INDEX

A.	Assignment agreement between the Estate and the Trust.*

B.	Assignment Agreement between the Trust and the Foundation.*

C.	Transfer Agreement authorizing the direct transfer of the shares from the Estate to the Foundation.*

D.	Joint Filing Agreement, dated as of June 22, 2012, by and among the Estate of Wade F. B. Thompson, the Trust Fund under Article Third of the Wade F. B. Thompson Revocable Trust, The Thompson Family Foundation, Angela E. Thompson and Alan Siegel.*

*	Previously filed.